SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IDM PHARMA, INC.
(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

TAKEDA AMERICA HOLDINGS, INC.

JADE SUBSIDIARY CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01
(Title of Class of Securities)

449394105
(CUSIP Number of Class of Securities)

Laurie B. Keating
Takeda America Holdings, Inc.
40 Landsdowne Street

Cambridge, MA 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

with copies to:

David E. Redlick

Graham Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*       Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12. Exhibits

Exhibit	Description

99.1	Press release jointly issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc. on May 18, 2009

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of IDM Pharma, Inc. (“IDM”).  Jade Subsidiary Corporation (the “Merger Sub”), a wholly owned subsidiary of Takeda America Holdings, Inc., has not commenced the tender offer for the shares of IDM common stock described in the communications filed herewith.

Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.  Following commencement of the tender offer, IDM will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9.  These documents will contain important information about Takeda America Holdings, Inc., IDM, the transaction and other related matters.  Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Takeda America Holdings, Inc. and IDM through the web site maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the documents filed with the SEC by Takeda America at www.idm-pharma.com.